KAIROS PHARMA LTD.

2355 Westwood Blvd., #139

Los Angeles CA 90064

(818) 404-5541

January 21, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kairos Pharma, Ltd.
Registration Statement on Form S-3
File No. 333-292686

Acceleration Request

Requested Date:	January 23, 2026
Requested Time:	9:00 AM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Kairos Pharma, Ltd. hereby requests acceleration of the effective date of its registration statement on Form S-3 (File No. 333-292686) so that it may become effective at 9:00 a.m. Eastern Time on January 23, 2026, or as soon thereafter as is practicable.

Very truly yours,

Kairos Pharma, Ltd.

/s/ John S. Yu
Name:	John S. Yu
Title:	Chief Executive Officer and Chairman of the Board of Directors

cc: Dorsey & Whitney LLP